Angi Inc.

3601 Walnut Street

Denver, Colorado 80205

February 13, 2025

Via EDGAR
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Angi Inc.
Registration Statement on Form S-3
Filed January 27, 2025, as amended on February 12, 2025
File No. 333-284531
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-284531) filed by Angi Inc. (the “Company”) with the U.S. Securities and Exchange Commission on January 27, 2025, as amended on February 12, 2025 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on February 14, 2025, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Christine G. Long of Faegre Drinker Biddle & Reath LLP at (317) 569-4887 with any questions you may have concerning this letter or if you require any additional information. Please notify Ms. Long when this request for acceleration of the effectiveness of the Registration Statement has been granted.

Sincerely,

Angi Inc.

By:	/s/ Shannon Shaw
Name:	Shannon Shaw
Title:	Chief Legal Officer

cc:	Christine G. Long, Faegre Drinker Biddle & Reath LLP Jenna E. Levine, Wachtell, Lipton, Rosen & Katz Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz